As filed with the Securities and Exchange Commission on May 7, 2013

Registration No. 333-187787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST NBC BANK HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Louisiana	6022	14-1985604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

210 Baronne Street

New Orleans, Louisiana 70112

(504) 566-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ashton J. Ryan, Jr.

Chairman, President and Chief Executive Officer

First NBC Bank Holding Company

210 Baronne Street

New Orleans, Louisiana 70112

(504) 566-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Chet A. Fenimore Geoffrey S. Kay Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 (512) 583-5900	Mitchell S. Eitel Robert Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $1.00 per share	4,791,667	$26.00	$124,583,342	$16,993.17

(1)	Includes shares of common stock that the underwriters have the option to purchase pursuant to their over-allotment option.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling stockholders specified herein.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

First NBC Bank Holding Company has prepared this Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-187787) for the purpose of filing two exhibits to the Registration Statement. Pre-Effective Amendment No. 2 does not modify any provisions of the Prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement. Accordingly, such Prospectus has not been included herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the registrant’s common stock, $1.00 par value, are as follows:

SEC registration fee	$15,686
FINRA filing fee	$15,750
Nasdaq listing fees and expenses	$25,000
Transfer agent and registrar fees and expenses	$6,000	*
Printing fees and expenses	$200,000	*
Legal fees and expenses	$650,000	*
Underwriter expenses	$1,025,000	*
Accounting expenses	$500,000	*
Miscellaneous expenses	$100,000	*

Total	$2,537,436	*

*	Estimated.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 83 of the Louisiana Business Corporation Law (“LBCL”) provides that a Louisiana corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include attorney fees, judgments, fines, amounts paid in settlement and other expenses actually and reasonably incurred by the indemnified party in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Certain additional limitations apply with respect to indemnification related to actions advanced by or in the right of the corporation. Where a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against expenses actually and reasonably incurred in connection with such matter. Section 83 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of the final disposition if approved by the board of directors and accompanied by an undertaking by the indemnified party to repay such amounts if it is later determined that he is not entitled to indemnification. Section 83 also authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. The indemnification and expense advancement provisions contained in Section 83 are not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, shareholder or director authorization or otherwise.

In addition to the indemnification provided by the LBCL, Article VI of our articles of incorporation provides that we will indemnify our directors and officers from and against any and all expenses, liabilities or other matters covered by Section 83 of the LBCL, both as to action in an official capacity and in another capacity while holding office. Our articles of incorporation provide for mandatory advancement of expenses of directors and officers, so long as we receive (i) a written affirmation from the director or officer of his good faith belief that he has satisfied the standard of conduct necessary for indemnification under the LBCL and (ii) an undertaking by or on behalf of the director or officer to repay all amounts advanced if it is later determined that he is not entitled to indemnification. Under our articles of incorporation, we are not obligated to reimburse the amount of any settlement involving a director or officer unless we have agreed to the settlement. If any director or officer refuses to enter into a settlement that is reasonably satisfactory to us, then our indemnification obligation will be limited to the total amount of the proposed settlement and the expenses incurred by such person prior to the time that the settlement could reasonably have been effected. Our articles of incorporation permit, but do not require, us to grant rights to indemnification and advancement of expenses to any of our employees or agents, or those of any of our subsidiaries, to the fullest extent of the LBCL. Our articles of incorporation do not limit our ability to provide for additional rights to indemnification or advancement of expenses through our bylaws, a resolution of shareholders or directors, an agreement or otherwise, as long as those rights are consistent with the LBCL.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

On March 20, 2009, in connection with our participation in the Department of the Treasury’s Capital Purchase Program, we sold to the Treasury 17,836 shares of our Series A preferred stock and 892 shares of our Series B preferred stock generating gross subscription proceeds of $17,836,000. Between June and September 2010, we sold 1,354,628 shares of our common stock in a private offering to accredited investors, generating gross subscription proceeds of approximately $15,846,012. At the end of September 2010, we completed a private offering of 1,416,761 shares of our common stock to institutional investors, generating gross subscription proceeds of approximately $16,292,752. In January 2011, we completed a private sale of 533,333 shares of our common stock to an institutional investor, generating gross subscription proceeds of approximately $6,399,996. Between June 2011 and December 2011, we sold 1,987,959 shares of our common stock and 1,680,219 shares of our Series C preferred stock in a private offering to accredited and institutional investors, generating gross subscription proceeds of approximately $44,935,181. On August 4, 2011, in connection with our participation in the Treasury’s Small Business Lending Fund program, we sold to the Treasury 37,935 shares of our Series D preferred stock, generating gross subscription proceeds of $37,935,000. In January 2012, we completed a private sale of 113,872 shares of our common stock to an institutional investor and another accredited investor, generating gross subscription proceeds of approximately $1,394,932. The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering.

The net proceeds from the private offerings described above were used (i) to bolster our regulatory capital ratios and those of our banking subsidiary, (ii) to support our balance sheet growth, including additional lending to small businesses in our community, (iii) to pursue strategic or failed bank acquisitions, and (iv) for general corporate purposes, except for approximately $18,941,318 of the proceeds from the sale of our Series D preferred stock, which was utilized to redeem our Series A and Series B preferred stock.

As of April 15, 2013, we had outstanding an aggregate of 942,617 stock options issued between 2006 and April 15, 2013 with a weighted average exercise price of $13.20 per share. In addition, we have outstanding a total of 25,667 shares of restricted stock issued under the 2006 Plan issued between 2010 and 2011, all of which have vested, and 7,819 in executive officer stock grants. We also granted a total of 22,773 shares of our common stock to directors in lieu of cash director fees in 2012 and 2013. Further, we sold 50,000 shares of common stock to the Employee Stock Ownership Plan at a price of $11.00 per share for the benefit of eligible employees in 2010. The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Rule 701 of the Securities Act, as the offers, sales and issuances of the securities were transactions under compensatory benefit plans as provided under Rule 701.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New Orleans, Louisiana, on the 7th day of May, 2013.

FIRST NBC BANK HOLDING COMPANY

By:	/s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the 7th day of May, 2013.

Signature		Title

By:	/s/ Ashton J. Ryan, Jr.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
Ashton J. Ryan, Jr.

By:	/s/ Mary Beth Verdigets	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Mary Beth Verdigets

By:	*	Director
William Carrouche

By:	*	Director
John F. French

By:	*	Director
Leander J. Foley, III

By:	*	Director
Leon L. Giorgio, Jr.

By:	*	Director
Shivan Govindan

By:	*	Director
L. Blake Jones

By:	*	Director
Louis V. Lauricella

Signature		Title

By:	*	Director
Mark G. Merlo

By:	*	Director
Dr. Charles C. Teamer

By:	*	Director
Joseph F. Toomy

*By:	/s/ Ashton J. Ryan, Jr.
Ashton J. Ryan, Jr.
Attorney-in-Fact

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement

2.1	Purchase and Assumption Agreement, dated as of November 18, 2011, among the Federal Deposit Insurance Corporation, as Receiver of Central Progressive Bank, First NBC Bank, and the Federal Deposit Insurance Corporation*^

3.1	Restated Articles of Incorporation^

3.2	Form of Amended and Restated Bylaws

4.1	Specimen common stock certificate^

5.1	Opinion of Fenimore, Kay, Harrison & Ford, LLP^

10.1	First NBC Bank Holding Company Stock Incentive Plan (“2006 Plan”)^

10.2	Amendment No. 1 to 2006 Plan^

10.3	Addendum (Directors’ Shares) to 2006 Plan^

10.4	2012 Amendment to 2006 Plan^

10.5	Form of Stock Option Award Agreement under 2006 Plan^

10.6	Form of Restricted Stock Award Agreement under 2006 Plan^

10.7	Form of Warrant Agreement relating to warrants issued to organizers of First NBC Bank^

10.8	Form of Warrant Agreement relating to warrants issued to shareholders of Dryades Bancorp, Inc.^

10.9	Securities Purchase Agreement, dated as of September 30, 2010, by and among First NBC Bank Holding Company and each of Banc Fund VII L.P. and Banc Fund VIII L.P.*^

10.10	Securities Purchase Agreement, dated as of October 1, 2010, by and among First NBC Bank Holding Company and each of Ithan Creek Master Investment Partnership (Cayman) II, L.P.; Bay Pond Partners, L.P.; Bay Pond Investors (Bermuda) L.P.; Ithan Creek Master Investors (Cayman) L.P.; Wolf Creek Partners L.P.; and Wolf Creek Investors (Bermuda) L.P.*^

10.11	Securities Purchase Agreement, dated as of January 27, 2011, by and between First NBC Bank Holding Company and Commerce Street Financial Partners, LP*^

10.12	Securities Purchase Agreement, dated as of June 29, 2011, by and between First NBC Bank Holding Company and Castle Creek Capital Partners IV, L.P.*^

10.13	VCOC Letter Agreement, dated November 8, 2011, by and between First NBC Bank Holding Company and Castle Creek Capital Partners IV, L.P.^

10.14	Securities Purchase Agreement, dated as of August 4, 2011, by and between the Secretary of the Treasury and First NBC Bank Holding Company, in connection with First NBC Bank Holding Company’s participation in the U.S. Treasury’s Small Business Lending Fund program*^

10.15	Letter Agreement, dated August 4, 2011, by and between the United States Department of the Treasury and First NBC Bank Holding Company, in connection with First NBC Bank Holding Company’s repurchase of shares of preferred stock issued under the TARP Capital Purchase Program^

10.16	Letter Agreement, dated September 27, 2011, by and among First NBC Bank Holding Company, Investure Evergreen Fund, LP – 2011 Special Term Tranche, and Blue Pine Crescent Limited Partnership^

10.17	First NBC Bank Holding Company Deferred Compensation Plan, Effective June 30, 2012^

21.1	Subsidiaries of First NBC Bank Holding Company^

23.1	Consent of Fenimore, Kay, Harrison & Ford, LLP (contained in Exhibit 5.1)^

23.2	Consent of Ernst & Young LLP^

24.1	Power of attorney^

*	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

^	Previously filed